FEDERATED GLOBAL ALLOCATION FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 4, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED GLOBAL ALLOCATION FUND (the “Registrant” or “FGALF”)

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

1933 Act File No.333-229466

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to your comments provided on February 27, 2019 with respect to its Preliminary Registration Statement on Form N-14, submitted on February 1, 2019.

COMMENT 1: Prospectus/Proxy Statement Wrapper: Under the question “Who will pay for the Reorganization?” please revise the first sentence to state that the Federated Absolute Return Fund (“FARF”) will bear the expenses.

RESPONSE: In response to this comment, the Registrant will revise the answer to “Who will pay for the Reorganization?” as follows (revisions are marked and the “Fund” in the disclosure below refers to FARF):

“The Fund ~~is being asked to~~ will bear direct proxy expenses including mailing, processing, tabulation, printing, and solicitation costs and expenses, as well as the cost associated with the printing and mailing of prospectus supplements, as applicable, that are associated with the Reorganization.”

COMMENT 2: Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains (pg. 4): With respect to the discussion of capital gains, please provide an estimate of the capital gains, if any, to be distributed by FARF to shareholders prior to the Reorganization.

RESPONSE: The following underlined and bolded language will be added to the discussion on capital gains (pg. 4.):

For example, shareholders will be responsible for any taxes payable in connection with taxable distributions made, if any, by FARF immediately prior to the Reorganization. These distributions may include capital gains realized on dispositions of portfolio securities in the ordinary course of business or in connection with the Reorganization. It is not currently anticipated that any capital gain distribution will be required by FARF. At the time of the Reorganization, it is anticipated that FARF will transfer most, if not all, of its then existing portfolio to FGALF pursuant to the Reorganization. As of the Closing Date, if any such dispositions of portfolio securities from the portfolio of FARF result in FARF having a net capital gain, such capital gain will be distributed to shareholders as a taxable distribution prior to the Reorganization being consummated. As noted above, FARF expects to replace a portion of its direct positions in equity or fixed income securities with investments in Underlying Funds prior to the Reorganization. Consequently, brokerage costs incurred in connection with the Reorganization and the repositioning of FARF’s portfolio are expected to be $90,586, or $0.00997 per share, although the actual amount may vary depending upon the number of transactions executed.

As of October 31, 2018, its last fiscal year end for which audited financial statements are available, FARF had capital loss carryforwards totaling approximately $48,947,317 and through February 28, 2019 had incurred $545,617 in realized gains. As of February 28, 2019, the Fund had unrealized gains of $793,813.

COMMENT 3: Comparison of Investment Limitations (pg.9): With respect to underlined language below in the second paragraph:

“In contrast, FGALF has a fundamental investment policy that, with respect to foreign governmental securities, it may concentrate its investments in fixed-income securities of foreign governmental units located within an individual foreign nation and to purchase or sell various currencies on either a spot or forward basis in connection with these investments.”

This language seems to contradict the Fund’s concentration policy which states it will not invest more than 25% of the value of its total assets in securities of companies in any one industry.

Please clarify the disclosure.

RESPONSE: In response to the staff’s comment, the Registrant confirms FGALF’s concentration policy and will revise the above disclosure as follows:

“~~In contrast~~ Similarly, FGALF has a fundamental investment policy that it will not concentrate its investments in securities of companies in any one industry. ~~That~~ However, with respect to foreign governmental securities, it ~~may concentrate~~ reserves the right to invest up to 25% of its ~~investments~~ total assets in fixed income securities of foreign governmental units located within an individual foreign nation and to purchase or sell various currencies on either a spot or forward basis in connection with these investments.”

COMMENT 4: Investment Limitations, Illiquid Securities (pg.11): Please revise the disclosure at FGALF’s next annual update of its registration statement to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE: The Registrant acknowledges the staff’s comment and confirms that, as part of a Federated funds complex-wide review, it anticipates revising the disclosure regarding the Fund’s non-fundamental investment limitation on illiquid securities at the Fund’s next regularly scheduled annual update.

COMMENT 5: Additional Information (pg. 11):

At the beginning of the last paragraph, please revise to state which of the “above limitations” the sentences relate to.

Also, in the same paragraph, the last sentence related to the descriptions of “cash items” is too broad as short-term obligations may not always be cash items. Please clarify this sentence.

RESPONSE: In response to the comments, the Registrant will revise the last paragraph as follows:

For purposes of the ~~above~~ diversification limitation~~s~~, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.”  Cash items may include certain short-term obligations such as: obligations of the U.S. government or its agencies or instrumentalities; and repurchase agreements.

COMMENT 6: Fees and Expenses Class A Shares (pg. 13). There is a discrepancy between the introductory paragraph which states that the table represents the actual fees and expenses for FARF and footnote #2 to the fee table, which states that the total annual fund operating expenses have been restated to reflect an anticipated increase in other operating expenses for the fiscal year ending October 31, 2019.

Please explain and correct fee table if necessary.

RESPONSE: The Registrant confirms the introductory paragraph to the Funds’ Class A shares fee table is correct, as the expenses for FARF’s Class A Shares were calculated using actual numbers. The Registrant notes that the total annual fund operating expenses for FARF’s Class A shares have been restated to reflect an anticipated increase in other operating expenses, namely proxy-related expenses, but that the total expenses are not estimated. The Registrant further confirms that the expenses shown in the prospectus/proxy statement for FARF’s Class A shares match the fees and expenses in FARF’s currently effective prospectus. Accordingly, the Registrant believes that the introductory paragraph and fee table are consistent.

COMMENT 7: Fees and Expenses Class A Shares (pg. 13): Line 3 under Shareholder Fees states that there are no maximum deferred sales charges. Please confirm that this is true. (See Comment #17)

RESPONSE: The Funds’ Class A Shares participate in a “large ticket” purchase program, which provides that purchases of $1 million or more through a financial intermediary that receives an advance commission are subject to a 0.75% contingent deferred sales charge (“CDSC”) if those shares are redeemed within 24 months of purchase. Because the large ticket program only applies to certain shareholders under specific circumstances, the Registrant believes that the fee table cannot reflect “None” nor can it appropriately reflect a 0.75% CDSC since the CDSC is only in certain limited circumstances. The Registrant notes that disclosure describing the Funds’ “large ticket” program is included in the “Sales Charge When you Redeem” section of the Registrant’s Prospectus/Proxy Statement.

COMMENT 8: Fees and Expenses Class A Shares (pg. 13): With respect to footnote #3 and the “termination date” language, please explain why the termination date is set up as follows:

“(the “Termination Date”): (a) February 1, 2020; or (b) the date of FGALF’s next effective prospectus.”

RESPONSE: The Registrant acknowledges the staff’s comment and confirms its understanding that, per Form N-1A, expense reimbursement or fee waiver arrangements may only be disclosed in a fund’s fee table if such arrangements will be in place for no less than one year from the effective of the fund’s registration statement. The Registrant confirms that FGALF’s currently effective prospectus became effective on January 31, 2019, so the Termination Date of February 1, 2020, as disclosed in FGALF’s currently effective prospectus, is appropriate. However, as disclosed in the prospectus/proxy statement, if the reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) April 1, 2020; or (b) the date of FGALF’s next effective prospectus.

COMMENT 9: Expense Example (pg. 14): Please disclose, if true, that the Example does not include sales loads on reinvested dividends.

Please revise the first sentence of the second paragraph to include the following as listed below:

“The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then hold all shares or redeem all of your shares at the end of those periods.”

Please add disclosure that states that the Example reflects the fee waivers and expense limits only for 1 year.

RESPONSE:

The Registrant confirms that the Example does not include sales loads on reinvested dividends and any fee waivers or expense limits.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 10: Fees and Expenses for Class C Shares (pg. 17): Please refer to Comment #6 and provide the same response.

RESPONSE: The Registrant confirms the introductory paragraph to the Funds’ Class C shares fee table is correct, as the expenses for FARF’s Class C Shares were calculated using actual numbers. The Registrant notes that the total annual fund operating expenses for FARF’s Class C shares have been restated to reflect an anticipated increase in other operating expenses, namely proxy-related expenses, but that the total expenses are not estimated. The Registrant further confirms that the expenses shown in the prospectus/proxy statement for FARF’s Class C shares match the fees and expenses in FARF’s currently effective prospectus. Accordingly, the Registrant believes that the introductory paragraph and fee table are consistent.

COMMENT 11: Example for IS Shares (pg. 20): If the IS Shares have no sales loads then the line item related to “assuming no redemption” is not necessary. Please consider removing the line items.

RESPONSE: The Registrant confirms that there are no sales loads applicable to the Institutional Shares. Accordingly, the “assuming no redemption” line will be removed from the Example for Institutional Shares.

COMMENT 12: Comparison of Potential Risk and Returns: Performance Information. (pg. 20): In the first sentence, please revise the date,

listed as September 30, 2018, to the most recent calendar year, December 31, 2018.

RESPONSE: The Registrant will revise the relevant disclosure as follows (changes are marked):

“For the 1-, 5- and 10-year periods ended ~~September 30, 2018~~ December 31, 2018, FGALF outperformed each of FARF’s classes.”

COMMENT 13: Comparison of Potential Risk and Returns: Performance Information. (pg. 21 and pg. 22):

Please update the Risk/Return Bar Chart section to reflect information for the most recent calendar year, December 31, 2018. This includes the footnotes underneath the bar chart as well.

Also, replace the word “Fund” used within this section and use a term as previously defined within the N-14.

RESPONSE: In response to the staff’s comment, the Registrant will update FARF’s Risk/Return Bar Chart, including all relevant footnotes, to reflect information for the calendar year ended December 31, 2018.

In addition, the Registrant will replace the word “Fund” with the defined term “FARF” as requested.

COMMENT 14: Comparison of Potential Risk and Returns: Performance Information. (pg. 21 and pg. 22):

Please update the Average Annual Total Return Table for the most recent calendar year, December 31, 2018.

RESPONSE: Similar to the response to Comment #13 above, the Registrant will update FARF’s Average Annual Total Return Table to reflect performance information for the 1-, 5- and 10-year periods ended December 31, 2018.

COMMENT 15: Comparison of Potential Risk and Returns: Performance Information. (pg. 21 and pg. 22): With respect to FARF’s Average Annual Total Return Table, please provide disclosure in the narrative explanation relating to the use of an additional index, as required by Form N-1A Item 4(b)(2), Instruction 2(b).

RESPONSE: The Registrant confirms that FARF’s Annual Total Return Table, in addition to showing performance information for its broad-based securities market index, also shows performance information for the Lipper Absolute Return Funds Average, an average of the total returns of a peer group of funds. Although the Lipper Absolute Return Funds Average is not an index, the Registrant will revise the relevant disclosure under as follows (changes are marked):

“The average annual total return tables show returns averaged over the stated periods, and include comparative performance information. The tables show how the Funds’ average annual total returns for one year, five years and 10 years (or start of performance if shorter) compare to the returns of a broad-based securities market index and the average returns of a “peer group” of funds (as defined by a third-party) in the respective category indicated. The average annual total returns are reduced to reflect applicable sales charges. In addition to Return Before Taxes, Return After Taxes is shown to illustrate the effect of federal taxes on returns. Actual after tax returns depend upon each investor’s personal tax situation, and are likely to differ from those shown. The tables also show returns for the applicable Fund’s broad-based securities market index and the peer group of funds. Index and peer group returns do not reflect taxes, sales charges, expenses or other fees that the SEC requires to be reflected in a fund’s performance. The indexes and peer groups are unmanaged and, unlike the Funds, are not affected by cash flows. It is not possible to invest directly in the indexes or peer groups.”

COMMENT 16: Comparison of Potential Risk and Returns: Performance Information (pg.23 and pg. 24): With respect to FGALF, replace the word “Fund” and use a term as previously defined within the N-14.

Also, with respect to FGALF’s Average Annual Total Return Table, please provide disclosure in the narrative explanation relating to the use of an additional index, as required by Form N-1A Item 4(b)(2), Instruction 2(b).

RESPONSE: The Registrant will revise the disclosure as requested to replace the word “Fund” with the defined term “FGALF” where applicable. With respect to the narrative explanation relating to the use of an additional index, please see the Registrant’s response to Comment #15 above.

COMMENT 17: Sales Charge When you Redeem (pg. 28): According to the chart on page 28, the Funds’ Class A Shares have a CDSC of 0.75%; why is this charge not listed in the fee table (See Comment #7).

RESPONSE: Please see the Registrant’s response to Comment 8 above. The Registrant again confirms that its fee table disclosure is accurate because the 0.75% CDSC is only applied to certain shareholders under certain circumstances, as part of the Funds’ large ticket program.

COMMENT 18: Additional Information on the Availability of Certain Waivers and Discounts (pg. 30):

Please change the references to “Appendix C” to read “Annex C.”

Also, please delete the language stating that the information is provided by financial intermediaries.

RESPONSE: The Registrant will revise the references to “Appendix C” to read “Annex C” as shown below (changes underlined):

“Additional Information on the Availability of Certain Waivers and Discounts

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Funds or through a financial intermediary. Certain financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers which are discussed in Annex C hereto. The information contained in Annex C is based on information provided by these financial intermediaries. Please contact your financial intermediary to ensure that you have the most current information regarding the sales charge waivers and discounts available to you and that you understand the steps you must take to qualify for available waivers and discounts. In all instances, it is the shareholder’s responsibility to notify the Funds or the shareholder’s Financial Intermediary at the time of purchase of any relationship or other facts qualifying the investor for sales charge waivers or discounts. For waivers and discounts not available through a particular financial intermediary, shareholders will have to purchase Fund shares directly from the Funds or through another financial intermediary to receive these waivers or discounts.”

With respect to the sentence that states, “The information contained in Annex is based on information provided by these financial intermediaries,” the Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Funds, and their respective investment advisers do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders with Annex C.

COMMENT 19: Information about the Reorganization (pg. 35): In the second paragraph, please revise the following disclosure related to expense accruals, to read in “plain English.”

“If, after the Closing Date, additional cash in excess of accrued expenses recorded on FARF’s books on or before the Closing Date are received by or returned to FARF, such amounts would be placed into the closed fund pool to pay expenses or, if all expenses have been paid, amounts that do not impact shareholders may be retained by FARF’s Adviser and its affiliates in accordance with the policy. Any amount impacting shareholders (i.e., that is not an expense accrual item) should be received by FGALF as the surviving fund. Moreover, any amounts received or returned that are not retained by FARF’s Adviser or their affiliates should be remitted to FGALF as the surviving fund.

RESPONSE: In response to the staff’s comment, the Registrant will revise the narrative to read as follows:

“If, after the Closing Date, any additional cash in excess of ~~accrued~~ expenses ~~recorded on FARF’s books~~ incurred by FARF on or before the Closing Date ~~are~~ that is received by or returned to FARF~~, such amounts~~ would be placed into the closed fund pool to pay these expenses. ~~or, if~~ If all such expenses have been paid, amounts that do not impact shareholders may be retained by FARF’s Adviser and its affiliates in accordance with the policy. Any amount impacting shareholders ~~(i.e., that is not an expense accrual item)~~ should be received by FGALF as the surviving fund. Moreover, any amounts ~~received or returned~~ that are not retained by FARF’s Adviser or ~~their~~ its affiliates should be remitted to FGALF as the surviving fund. For a more complete description of the “closed fund pool” policy, please Section 1.2 of the Plan, a copy of which is attached hereto as Annex A and incorporated herein by reference.”

COMMENT 20: Board Considerations Relating to the Reorganization (pg. 35): With respect to the first sentence of the paragraph, please disclose if the Board considered any disadvantages of the merger.

RESPONSE: The disclosure provides that the Board considered the “potential benefits and costs of the Reorganization.” The reference to “potential benefits and costs” is intended to be synonymous with “potential advantages and disadvantages.” The Registrant believes that such potential disadvantages, including, for example, the costs associated with the Reorganization, are adequately disclosed in the discussion of the factors that the Board deemed pertinent, in its business judgment, in approving the Reorganization and elsewhere in the Prospectus/Proxy Statement.

In response to this comment, the Registrant will clarify the disclosure by making the following revisions to the referenced paragraph:

“The Board considered the ~~potential benefits and costs of the~~ Reorganization to ~~FARF and FGALF and their respective shareholders~~ at a meeting held on November 13-15, 2018. In advance of the meeting, the Board requested and reviewed detailed information. After reviewing and evaluating this information and after weighing the potential advantages and disadvantages of the Reorganization to FARF and FGALF and their respective shareholders, including the factors summarized below and other information in this Prospectus/Proxy Statement, the Board, including all of the Trustees who are not ‘interested persons’ (as defined in the 1940 Act) of the Funds (the ‘Independent Trustees’), unanimously approved the Reorganization. .. . .”

COMMENT 21: Board Considerations Relating to the Reorganization (pg. 36): With respect to the disclosure below, please disclose what inspired the Board to reject the other alternatives.

“Alternatives to the Reorganization, such as liquidation of FARF, and the Advisers’ belief that the Reorganization provides a better resolution for FARF than the alternatives.”

RESPONSE: In response to this comment, the Registrant will revise the disclosure as follows:

“The Board, in recommending approval of the Plan, considered all factors it deemed pertinent in its business judgment, including the following: ….

Alternatives to the Reorganization, such as liquidation of FARF, including the merits, costs (including tax implications) and viability of these alternatives, and the Advisers’ belief that the Reorganization provides a better resolution for FARF than the alternatives”

COMMENT 22: SAI (pg. 4): Please explain the “termination date.” See Comment #8.

RESPONSE: The Registrant confirms that the current disclosure in the SAI to this prospectus/proxy statement regarding the “termination date” of the fee waiver/expense reimbursement arrangement is correct. Please see the Registrant’s response to Comment #8 above.

COMMENT 23: Exhibit List: Items 10.3 and 13.4 reference an incorporation by reference to Item 23 e(iv). Please correct.

RESPONSE: The Registrant has researched the incorporation by reference issue and determined that it was a clerical error. The references in 10.3 and 13.4  and the correction will be reflected in the POS EX to this Prospectus/Proxy Statement, filed on or about the closing date along with the conformed copy of Exhibit 12 (Opinion regarding Tax Consequences of the Reorganization).

The revisions to the line items will appear as follows:

10.3	The responses described in Item 16 (7.4) are hereby incorporated by reference

13.4	The responses described in Item 16 (7.4) are hereby incorporated by reference.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures